
03025159

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


PROCESSING
RECEIVED
SEC MAIL
JUN 30 2003
SECTION
WASH., D.C.
155

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Potlatch Corporation Salaried Employees' Savings Plan

Potlatch Corporation
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

TOTAL PAGES: 16

EXHIBIT INDEX LOCATED ON PAGE NO. 13

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Table of Contents



Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report

Potlatch Corporation, Plan Administrator
Potlatch Corporation Salaried Employees'
Savings Plan:

We have audited the accompanying financial statements of Potlatch Corporation Salaried Employees' Savings Plan (the Plan) as of December 31, 2002 and 2001 and for the years then ended as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) and supplemental schedule H, line 4j – schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
May 23, 2003



POTLATCH CORPORATION SALARIED
EMPLOYEES' SAVINGS PLAN
Statements of Net Assets
Available for Benefits
At December 31, 2002 and 2001

	2002	2001
Assets		
Cash and equivalents	$ 8,621	$ 59,370
Investments, at fair value (Note 3):		
Putnam Stable Value Fund	36,602,859	36,478,886
George Putnam Fund of Boston	5,820,690	7,233,601
Putnam Convertible Income Growth Trust	8,070,049	10,221,167
Putnam Fund for Growth and Income	12,583,796	18,127,212
Putnam Voyager Fund	24,502,247	39,699,198
Putnam Global Equity Fund	3,555,037	5,410,968
Putnam S&P 500 Index Fund	4,461,018	5,370,871
Potlatch Stock Fund	37,680,394	54,765,603
Loan Fund	5,105,119	5,858,647
Total investments	138,381,209	183,166,153
Total assets	138,389,830	183,225,523
Liabilities		
Forfeitures	-	59,370
Total liabilities	-	59,370
Net assets available for benefits	$ 138,389,830	$ 183,166,153

See accompanying notes to financial statements.

POTLATCH CORPORATION SALARIED
EMPLOYEES' SAVINGS PLAN
Statements of Changes in Net Assets
Available for Benefits
For the Years Ended December 31, 2002 and 2001

	2002	2001
Income on fund transactions:		
Interest income	$ 2,146,277	$ 2,450,024
Dividend and other income	1,994,301	5,325,767
	4,140,578	7,775,791
Contributions (Note 1):		
Employee	9,365,690	10,956,342
Employer	4,042,419	4,686,689
	13,408,109	15,643,031
Transfers from other plans	1,359,015	375,542
	1,359,015	375,542
Total increases	18,907,702	23,794,364
Less distributions, forfeitures and transfers to other accounts:		
Distributions to participating employees:		
Cash	35,079,212	14,733,746
Market value of shares distributed in settlement of employees' accounts	2,202,335	2,004,954
Forfeitures and other adjustments to employer contributions	-	15,110
Loan fees	11,058	12,710
Transfers to other plans	799,897	35,480
	38,092,502	16,802,000
Market value depreciation of assets (Note 3)	25,591,523	27,382,002
Total decreases	63,684,025	44,184,002
Net decrease	(44,776,323)	(20,389,638)
Net assets available for benefits:		
Beginning of period	183,166,153	203,555,791
End of period	$ 138,389,830	$ 183,166,153

See accompanying notes to financial statements.

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements
Years Ended December 31, 2002 and 2001

Note 1. Description of Plan

The following description of the Potlatch Corporation Salaried Employees' Savings Plan (the "Plan") is provided for general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.

The Plan is sponsored and administered by Potlatch Corporation (the "Company"). The Plan is a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code (IRC) which includes a cash or deferred arrangement under 401(k) of the IRC and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Putnam Fiduciary Trust Company is the trustee of the Plan.

During 2002, the Company sold the majority of its Printing Papers segment to a domestic subsidiary of Sappi Limited. The sale affected approximately 400 participants, who had several options in regards to their accounts in the Plan. These options included rolling their accounts into another employer's plan or an individual IRA, receiving a cash distribution of their accounts or continuing to maintain their accounts in the Plan, subject to certain restrictions.

The Plan provides that each eligible salaried employee (as defined by the Plan) may make a participating contribution up to 6% of his or her monthly earnings and a voluntary contribution up to 19% of such monthly earnings. Prior to January 1, 2002, an employee could make voluntary contributions up to 12% of such monthly earnings. The employee elects how much of his or her contribution is to be deferred (deducted before income taxes are withheld) and how much is to be non-deferred (deducted after income taxes are withheld). Participants can also make rollover contributions representing distributions from other qualified plans, subject to certain restrictions. Participants may direct their contributions into a variety of shares in registered investment companies (mutual funds) and investment trusts offered by Putnam Investments and a Potlatch Stock Fund. Participants can change their investment elections on a daily basis. Effective January 1, 2003, several additional mutual funds offered by companies other than Putnam Investment Management, Inc. are added as investment options in the Plan.

The Company makes matching contributions to the Plan equal to 70% of employee participating contributions for each plan year, provided, however, that the employer may fix a higher or lower rate. Employer matching contributions are invested in the Potlatch Stock Fund. Employer matching contribution accounts may not be diversified into other investments until the participant reaches age 55. Employee and employer contributions are limited to certain restrictions as defined by the IRC.

A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon. The benefit for which a participant is entitled is the benefit that can be provided from the participant's vested balance.

A participant's interest in his or her deferred and rollover accounts is fully vested and nonforfeitable at all times. A participant's interest in his or her matching account becomes vested based on the participant's years of service as defined in the Plan. A participant's matching account will become 100% vested without regard to the participant's years of service if the Plan terminates, or if the participant becomes totally and permanently disabled, or dies while an employee. The portion of a participant's matching account not vested will be forfeited when the participant's employment terminates. As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year will be credited against the amount of matching contributions for the following year or be used to pay plan expenses, or a combination thereof. At December 31, 2002 and 2001, forfeited nonvested accounts totaled approximately $8,600 and $59,400, respectively. During 2002 and 2001, forfeitures totaling approximately $59,500 and $0, respectively, were used to pay plan expenses.

Participants may borrow from their fund accounts as provided by the Plan as defined in the Plan documents. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through periodic payroll deductions. Loans outstanding at December 31, 2002 and 2001 bear interest at various rates ranging from 4.25% to 9.5% and mature at various times through 2017.

On termination of employment due to death, disability or retirement, or termination of employment, a participant can elect to receive payment either in a lump-sum equal to the participant's vested interest in his or her account, roll their account balances into an IRA or another employer's plan, or maintain their accounts in the Plan.

Plan expenses are generally paid by the Company except to the extent that expenses are paid from participant forfeitures of employer matching contributions. Loan service fees are paid by the participant.

Note 2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Certain prior year amounts have been reclassified to conform with the current year presentation.

Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying investments held at year-end. The Potlatch Stock Fund is stated at fair value based on the quoted market price of the underlying shares of stock held at year-end. Participant loans are recorded at cost.

Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

The Plan invests in shares of registered investment companies and the Potlatch Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Note 3. Investments

The fair value of individual investments that represent 5% or more of the plan's net assets are as follows:

	December 31	
	2002	2001
Putnam Stable Value Fund	$ 36,602,859	$ 36,478,886
Putnam Convertible Income Growth Trust	8,070,049	10,221,167
Putnam Fund for Growth and Income	12,583,796	18,127,212
Putnam Voyager Fund	24,502,247	39,699,198
Potlatch Stock Fund	37,680,394	54,765,603
	119,439,345	159,292,066
Other investments	18,941,864	23,874,087
	$138,381,209	$183,166,153

During the years ended December 31, 2002 and 2001, the Plan's investments depreciated (including gains and losses on investments sold during the year and unrealized gains and losses at the end of the year) as follows:

	Years Ended December 31	
	2002	2001
Shares in registered investment companies	$(18,034,015)	$(19,688,140)
Potlatch Stock Fund	(7,557,508)	(7,693,862)
	$(25,591,523)	$(27,382,002)

Information about net assets and significant components of changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31	
	2002	2001
Potlatch Stock Fund	$ 37,680,394	$ 54,765,603

Changes in net assets:

	Years Ended December 31	
	2002	2001
Contributions	$ 4,827,956	$ 5,719,036
Dividends and interest	1,009,699	2,189,984
Net depreciation	(7,557,508)	(7,693,862)
Benefit payments to participants	(9,944,452)	(4,379,692)
Transfer to participant-directed investments	(5,687,504)	(4,783,623)
Transfers from other plans	277,532	94,403
Fees and other	(10,932)	(17,275)
	$(17,085,209)	$ (8,871,029)

The fair value of Potlatch Corporation common stock at December 31, 2002 and 2001 was $23.88 and $29.32 per share, respectively.

Note 4. Plan Termination

Although the Plan sponsor expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Plan sponsor reserves the right to amend or terminate the plan at any time subject to the rules of ERISA. In the event of plan termination, participants will become 100% vested in their employer accounts.

Note 5. Related Party Transactions

Certain Plan investments are shares of registered investment companies managed by Putnam Investment Management, Inc. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and therefore, the transactions qualify as party-in-interest transactions.

Note 6. Tax Status

The Internal Revenue Service has determined by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

POTLATCH CORPORATION SALARIED
EMPLOYEES' SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2002

Schedule I

	Identityof issue, borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost		Current Value
		Shares in registered investment companies:				
*	Putnam Investments	Putnam Stable Value Fund	$	36,602,859	$	36,602,859
*	Putnam Investments	George Putnam Fund of Boston		6,860,612		5,820,690
*	Putnam Investments	Putnam Convertible Income Growth Trust		11,575,382		8,070,049
*	Putnam Investments	Putnam Fund for Growth and Income		17,804,360		12,583,796
*	Putnam Investments	Putnam Voyager Fund		43,502,856		24,502,247
*	Putnam Investments	Putnam Global Equity Fund		6,889,597		3,555,037
*	Putnam Investments	Putnam S&P 500 Index Fund		6,000,869		4,461,018
		Common Stock				
*	Potlatch Corporation	Potlatch Stock Fund		55,328,825		37,680,394
*	Plan participants	Participant loans with interest from 9.5% to 4.25% and maturity dates from June 2003 to July 2017.		-		5,105,119
		Total Investments			$	138,381,209

* Represents a party-in-interest at December 31, 2002.

POTLATCH CORPORATION SALARIED
EMPLOYEES' SAVINGS PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2002

Schedule II

Identity of party involved	Description of investment	Purchase cost	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Individual transactions representing 5% of net assets at the beginning of the year:						
None						
Series of transactions representing 5% of net assets at the beginning of the year:						
* 558 Sales	Potlatch Stock Fund	19,416,202	17,424,774	19,416,202	17,424,774	(1,991,428)
* 164 Purchases	Potlatch Stock Fund	7,897,073	7,897,073	7,897,073	7,897,073	-

* Represents a party-in-interest at December 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

Potlatch Corporation Salaried
Employees' Savings Plan

By 
Terry L. Carter, Controller
Potlatch Corporation

Date: June 27, 2003

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Exhibit Index

Exhibit	
PAGE NO. 14 (23)	Consent of Independent Auditors.
PAGE NO. 15 & 16 (99.1)	Furnished statements of the Chief Executive Officer and Chief Financial Officer under 18 U.S.C. Section 1350.



Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Consent of Independent Auditors

Potlatch Corporation, Plan Administrator
Potlatch Corporation Salaried Employees'
Savings Plan:

We consent to incorporation by reference in the Registration Statements (Nos. 33-00805, 33-54515, 33-28220, 333-28079 and 333-74956) on Form S-8 of our report dated May 23, 2003 relating to the statements of net assets available for benefits of Potlatch Corporation Salaried Employees' Savings Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedule H, line 4i – schedule of assets (held at end of year) and supplemental schedule H, line 4j – schedule of reportable transactions, which report appears in the December 31, 2002 annual report on Form 11-K of Potlatch Corporation Salaried Employees' Savings Plan.

KPMG LLP

Portland, Oregon
June 25, 2003

Exhibit (23)



EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350

With reference to the Annual Report of the Potlatch Corporation Salaried Employees' Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 (the "Report"), I, L. Pendleton Siegel, Chairman of the Board and Chief Executive Officer of Potlatch Corporation, the Plan Administrator, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to my knowledge,

(i) the Report fully complies, in all material respects, with the requirements of section 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



L. Pendleton Siegel
Chairman of the Board and
Chief Executive Officer, Potlatch Corporation
Plan Administrator

June 27, 2003

This statement is submitted pursuant to 18 U.S.C. § 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350

With reference to the Annual Report of the Potlatch Corporation Salaried Employees' Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 (the "Report"), I, Gerald L. Zuehlke, Vice President, Finance, Chief Financial Officer and Treasurer of Potlatch Corporation, the Plan Administrator, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to my knowledge,

(i) the Report fully complies, in all material respects, with the requirements of section 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Gerald L. Zuehlke
Vice President, Finance,
Chief Financial Officer
and Treasurer, Potlatch Corporation
Plan Administrator

June 27, 2003

This statement is submitted pursuant to 18 U.S.C. § 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.